UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Triggering Events That Accelerate a Direct Financial Obligation

On November 12, 2010, DAL Group LLC (“DAL”), a subsidiary of DJSP Enterprises, Inc. (the “Company”), entered into a forbearance agreement with Bank of America, N.A. (the “Bank”) pursuant to which the Bank has agreed to not take any action in connection with the default on a revolving line of credit (the “Line of Credit”) described below for a period ending November 26, 2010 while DAL develops and presents to the Bank ongoing operating plans for DAL and its subsidiaries.  The Company has engaged Gulf Atlantic Capital Corporation to assist management in the development of these ongoing operating plans.

On March 18, 2010, DAL entered into the Line of Credit with the Bank.  The Line of Credit has an initial term of one year with interest only payments due monthly until the expiration of the initial term, at which time all outstanding principal and interest balances are due.  The outstanding principal balance of the Line of Credit is approximately $12,000,000.

DAL granted the Bank a lien on all of its assets, and its four operating subsidiaries have executed security agreements and guarantees to secure DAL’s obligations under the Line of Credit.  As additional security for the Line of Credit, one of DAL’s operating subsidiaries, DJS Processing, LLC, collaterally assigned to the Bank a security agreement that it entered into with the Law Offices of David J. Stern, P.A, (“DJS”) pursuant to which DJS granted to DJS Processing, LLC a security interest in its accounts receivable and work in process to secure DJS’s obligations under a Services Agreement between DJS and DJS Processing, LLC.

DAL received a written notice from the Bank dated November 5, 2010 (the “Notice”) that DAL is in default under certain terms of the Line of Credit and, as a result, the Bank was accelerating the amounts due under the Line of Credit and demanding full payment.

In the Notice, the Bank stated that DAL is in default under the Line of Credit due to DAL’s failure to repay on the Bank’s written demand of November 1, 2010 in connection with an over advance on the Line of Credit of $549,412 which arose due to a reduction in the amount available under the borrowing base formula.  In addition, the Bank concluded that recent events have materially and adversely affected DAL’s financial condition, operations and prospects and its ability to repay the loan.  The default on the Line of Credit constitutes a default on an equipment note issued to Banc of America Leasing & Capital, LLC with a current outstanding principal balance of $1,845,389.

The Bank also notified DAL that, due to the default, DAL may not make any payments to holders of certain subordinated debt under the terms of a General Subordination and Assignment Agreement with the Bank.  These lenders have waived any default arising from the Bank’s notice and the failure to make payments under their loans through December 31, 2010 or, if earlier, the payment in full of the Bank.

Pending the development of DAL’s ongoing operating plans, DJS Processing, LLC has not made rent payments for November 2010 under real estate operating leases for its principal office facilities.  A notice of default has been received by DJS, the prior tenant, under one of the leases and by DJS Processing, LLC under another lease as a result of the non-payment of rent.

DAL intends to seek longer term forbearance agreements with the Bank and its other creditors as it implements plans to restructure its ongoing operations to reflect its significantly reduced revenues and operations.  There can be no assurance that DAL will be able to obtain forbearance agreements with the Bank or its other creditors, develop ongoing operating plans that will be acceptable to its creditors or successfully develop and implement those plans in a timely manner.  If it is unable to accomplish any of the foregoing, it will not be able to continue its business operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ David J. Stern
Name: David J. Stern
Title: President and Chief Executive Officer